SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

News Release	October 29, 2004 at 6.00 GMT

Kanavaranta 1
00160 Helsinki, Finland
P.O. Box 309
FIN-00101 Helsinki, Finland
Tel +358 2046 131
Fax +358 2046 21471
www.storaenso.com

Stora Enso to acquire majority interest in Intercell of Poland

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso will acquire 66% of the shares in the Polish packaging producer Intercell S.A. from private shareholders and the International Finance Corporation. The acquisition is expected to be closed by the end of 2004, subject to approval by regulatory authorities.

The Polish State Treasury owns the balance of the shares in Intercell. In February 2004 the Polish State Treasury announced its intention of privatising its shareholding in the Company.

The acquisition is part of Stora Enso’s strategy of increasing its Packaging Boards operations. The transaction will expand Stora Enso’s corrugated packaging business and strengthen its presence in the fast-growing Polish market.

Intercell is one of Poland’s biggest corrugated packaging companies, with integrated operations from waste paper collection to corrugated packaging production. The Company has three corrugated packaging plants in Poland, as well as one sack factory in Poland and one in Serbia. Intercell’s paper and board mill at Ostroleka, Poland has an annual production capacity of about 250 000 tonnes of containerboard and sack and kraft paper. Its annual corrugated packaging capacity is about 250 million m2. In 2003 Intercell’s sales were EUR 150 million, 60% of which was from packaging and 40% from containerboards and paper. Its EBITDA in 2003 was EUR 27 million. The Company employs about 1 700 people. Intercell also operates Poland’s largest recycled paper collection business, covering approximately 15% of the business in Poland.

International Finance Corporation, based in Washington D.C., is the private sector investment arm of the World Bank Group. It holds 12.4% of the shares in Intercell.

For further details, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

www.intercell.pl

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and about 15.7 million tonnes of paper and board annual production capacity and 7.4 million m3 of sawn wood products, including 2.8 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel